Exhibit 99.1

Enerplus to Report Third Quarter 2023 Results November 2

CALGARY, AB, Oct. 5, 2023 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) will be releasing operating and financial results for the third quarter after market close on Thursday, November 2, 2023. A results conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas on Friday, November 3, 2023, at 9:00 AM MT (11:00 AM ET) to discuss the results. Details of the conference call are noted below.

Third Quarter 2023 Results Live Conference Call Details

Date:	Friday, November 3, 2023

Time:	9:00 AM MT (11:00 AM ET)

Audiocast:	https://app.webinar.net/Vl8X1bX2M37

To join the conference call by phone, without operator assistance:
Register here: https://emportal.ink/3Rw2Lup
You will be connected to the conference call by automated call back.

To join the call from a live operator managed queue:
Dial-in:  1-888-390-0546 (Toll Free)
Conference ID: 18470310 #

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following number:

Dial-in:  1-888-390-0541 (Toll Free)
Replay passcode: 470310 #

Electronic copies of our 2023 interim and 2022 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2023/05/c2918.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 06:00e 05-OCT-23